SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the month of: March 2006
Saifun Semiconductors Ltd.
(Exact name of registrant as specified in charter)
ELROD Building, 45 Hamelacha Street, Sappir Industrial Park, Netanya 42504, Israel
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

Saifun Semiconductors Ltd.
The following exhibits are filed as part of this Form 6-K:

Exhibit	Description

A.	Proxy Statement, dated March 6, 2006, Relating to the Special Meeting of Shareholders of Saifun Semconductors Ltd. to be held March 22, 2006.

SIGNATURE
EX-99.A: PROXY STATEMENT

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAIFUN SEMICONDUCTORS LTD.

Date: March 8, 2006	By:	/s/ Igal Shany
Name: Igal Shany
Title: Chief Financial Officer

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